

Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in millions)

	For the Years Ended December 31,		
	2007	**2006**	**2005**
Financing revenue			
Operating leases	$ 6,343	$ 5,608	$ 5,286
Retail	3,475	3,649	3,932
Interest supplements and other support costs earned from affiliated companies (Note 15)	4,592	3,487	3,259
Wholesale	2,132	2,419	1,232
Other	174	215	221
Total financing revenue	16,716	15,378	13,930
Depreciation on vehicles subject to operating leases	(6,188)	(5,189)	(4,430)
Interest expense	(8,630)	(7,818)	(6,616)
Net financing margin	1,898	2,371	2,884
Other revenue			
Investment and other income related to sales of receivables (Note 7)	391	668	1,513
Insurance premiums earned, net (Note 2)	169	182	192
Other income, net	1,362	1,019	845
Total financing margin and other revenue	3,820	4,240	5,434
Expenses			
Operating expenses	1,929	2,038	2,185
Provision for credit losses (Note 6)	588	95	166
Insurance expenses (Note 2)	88	154	160
Total expenses	2,605	2,287	2,511
Income before income taxes	1,215	1,953	2,923
Provision for income taxes (Note 11)	446	670	1,059
Income before minority interests	769	1,283	1,864
Minority interests in net income of subsidiaries	0	0	1
Income from continuing operations	769	1,283	1,863
Income from discontinued operations (Note 13)	-	-	37
Gain on disposal of discontinued operations (Note 13)	6	-	4
Net income	$ 775	$ 1,283	$ 1,904

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	December 31,			
	2007		**2006**	
ASSETS				
Cash and cash equivalents (Note 1)	$	14,137	$	12,331
Marketable securities (Note 3)		3,155		10,161
Finance receivables, net (Note 4)		111,468		109,405
Net investment in operating leases (Note 5)		29,663		25,939
Retained interest in securitized assets (Note 7)		653		990
Notes and accounts receivable from affiliated companies		906		950
Derivative financial instruments (Note 12)		2,811		2,445
Other assets (Note 9)		6,230		5,752
Total assets	$	169,023	$	167,973
LIABILITIES AND SHAREHOLDER'S INTEREST/EQUITY				
Liabilities				
Accounts payable				
Customer deposits, dealer reserves and other	$	1,837	$	1,509
Affiliated companies		2,308		3,648
Total accounts payable		4,145		5,157
Debt (Note 10)		139,411		139,740
Deferred income taxes		5,380		6,783
Derivative financial instruments (Note 12)		1,376		937
Other liabilities and deferred income (Note 9)		5,314		3,588
Total liabilities		155,626		156,205
Minority interests in net assets of subsidiaries		3		3
Shareholder's interest/equity				
Capital stock and paid-in surplus		-		5,149
Shareholder's interest		5,149		-
Accumulated other comprehensive income		1,730		825
Retained earnings		6,515		5,791
Total shareholder's interest/equity		13,394		11,765
Total liabilities and shareholder's interest/equity	$	169,023	$	167,973

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S INTEREST/EQUITY

(in millions)

	Capital Stock & Paid-in Surplus	Shareholder's Interest	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Unrealized Gain/(Loss) on Assets	Foreign Currency Translation	Derivative Instruments	Total
Balance at December 31, 2004	$ 5,142	$ -	$ 6,725	$ 196	$ 656	$ 44	$ 12,763
2005 comprehensive income/(loss) activity:							
Net income	-	-	1,904	-	-	-	1,904
Change in value of retained interest in securitized assets (net of tax of $18)	-	-	-	(32)	-	-	(32)
Unrealized loss on marketable securities (net of tax of $4)	-	-	-	(7)	-	-	(7)
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $1)	-	-	-	(2)	-	-	(2)
Foreign currency translation	-	-	-	-	(469)	-	(469)
Net gain on derivative instruments (net of tax of $35)	-	-	-	-	1	61	62
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $32)	-	-	-	-	-	(57)	(57)
Total comprehensive income/(loss), net of tax	-	-	1,904	(41)	(468)	4	1,399
Cash dividends paid in 2005 and dividend transfer (a)	-	-	(2,758)	-	-	-	(2,758)
Balance at December 31, 2005	$ 5,142	$ -	$ 5,871	$ 155	$ 188	$ 48	$ 11,404
2006 comprehensive income/(loss) activity:							
Net income	-	-	1,283	-	-	-	1,283
Change in value of retained interest in securitized assets (net of tax of $33)	-	-	-	(64)	-	-	(64)
Unrealized gain on marketable securities (net of tax of $9)	-	-	-	12	-	-	12
Less: reclassification adjustment for gains on marketable securities realized in net income (net of tax of $5)	-	-	-	(10)	-	-	(10)
Foreign currency translation	-	-	-	-	523	-	523
Net gain on derivative instruments	-	-	-	-	9	-	9
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $20)	-	-	-	-	-	(36)	(36)
Total comprehensive income/(loss), net of tax	-	-	1,283	(62)	532	(36)	1,717
Paid-in surplus	7	-	-	-	-	-	7
Cash dividends paid in 2006 and dividend transfer (a)	-	-	(1,363)	-	-	-	(1,363)
Balance at December 31, 2006	$ 5,149	$ -	$ 5,791	$ 93	$ 720	$ 12	$ 11,765
Adjustment for the adoption of FIN 48	-	-	(51)	-	-	-	(51)
Conversion of capital stock and paid-in surplus to shareholder's interest	(5,149)	5,149	-	-	-	-	-
2007 comprehensive income/(loss) activity:							
Net income	-	-	775	-	-	-	775
Change in value of retained interest in securitized assets (net of tax of $21)	-	-	-	(36)	-	-	(36)
Unrealized gain on marketable securities (net of tax of $2)	-	-	-	3	-	-	3
Less: reclassification adjustment for gain on marketable securities realized in net income (net of tax of $11)	-	-	-	(22)	-	-	(22)
Foreign currency translation	-	-	-	-	974	-	974
Net gain on derivative instruments	-	-	-	-	(2)	-	(2)
Less: reclassification adjustment for gains on derivative instruments realized in net income (net of tax of $7)	-	-	-	-	-	(12)	(12)
Total comprehensive income/(loss), net of tax	-	-	775	(55)	972	(12)	1,680
Paid-in surplus	-	-	-	-	-	-	-
Cash distributions/dividends paid in 2007 and distributions/dividend transfer	-	-	-	-	-	-	-
Balance at December 31, 2007	$ -	$ 5,149	$ 6,515	$ 38	$ 1,692	$ -	$ 13,394

(a) Dividends included the transfer of Ford Credit assets to Ford with a net book value of $8 million in the First Quarter 2005 and a net book value of $13 million in the Third Quarter 2006.

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	For the Years Ended December 31,					
		2007		2006		2005
Cash flows from operating activities						
Net income	$	775	$	1,283	$	1,904
Income related to discontinued operations		(6)		-		(41)
Adjustments to reconcile net income to net cash provided by operations						
Provision for credit losses		588		95		166
Depreciation and amortization		6,778		5,489		4,937
Net gain on sales of finance receivables		(5)		(88)		(87)
(Decrease)/increase in deferred income taxes		(1,382)		(94)		737
Net change in other assets		(288)		915		198
Net change in other liabilities		286		(26)		(2,158)
Net purchases of held-for-sale wholesale receivables		-		-		(1,188)
All other operating activities		27		192		837
Net cash provided by operating activities		6,773		7,766		5,305
Cash flows from investing activities						
Purchase of finance receivables (other than wholesale)		(39,005)		(44,647)		(38,937)
Collection of finance receivables (other than wholesale)		37,263		35,008		38,260
Purchase of operating lease vehicles		(16,517)		(15,275)		(15,318)
Liquidation of operating lease vehicles		7,808		6,429		9,043
Net change in wholesale receivables		1,986		5,856		978
Net change in retained interest in securitized assets		401		672		4,580
Net change in notes receivable from affiliated companies		148		31		343
Proceeds from sales of receivables and retained interests		697		5,120		20,935
Purchases of marketable securities		(8,795)		(19,610)		(6,169)
Proceeds from sales and maturities of marketable securities		15,974		13,591		3,072
Proceeds from sale of business		157		-		2,057
Net change in derivatives		(188)		178		1,349
Transfer of cash balances upon disposition of discontinued operations		-		-		(5)
All other investing activities		(422)		16		(2)
Net cash (used in)/provided by investing activities		(493)		(12,631)		20,186
Cash flows from financing activities						
Proceeds from issuance of long-term debt		32,383		45,533		20,882
Principal payments on long-term debt		(38,308)		(35,836)		(32,432)
Change in short-term debt, net		1,073		(6,152)		(8,663)
Cash distributions/dividends paid		-		(1,350)		(2,750)
All other financing activities		(105)		(140)		(17)
Net cash (used in)/provided by financing activities		(4,957)		2,055		(22,980)
Effect of exchange rate changes on cash and cash equivalents		473		343		(386)
Total cash flows from continuing operations		1,796		(2,467)		2,125
Cash flows from discontinued operations						
Cash flows from discontinued operations provided by operating activities		10		-		71
Cash flows from discontinued operations used in investing activities		-		-		(66)
Net increase/(decrease) in cash and cash equivalents	$	1,806	$	(2,467)	$	2,130
Cash and cash equivalents, beginning of period	$	12,331	$	14,798	$	12,668
Change in cash and cash equivalents		1,806		(2,467)		2,130
Cash and cash equivalents, end of period	$	14,137	$	12,331	$	14,798
Supplementary cash flow information for continuing operations (a)						
Interest paid	$	8,387	$	7,495	$	6,129
Income taxes paid		1,898		533		268

(a) Refer to Note 7, cash flow, for non-cash supplementary data related to the consolidation of our wholesale securization program.

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

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XBRL report	fmcc-20071231.xml
XBRL taxonomy schema	fmcc-20071231.xsd
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XBRL taxonomy linkbase	fmcc-20071231_pre.xml
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